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                                November 14, 2022

       Jason Reid
       Chief Executive Officer
       Fortitude Gold Corporation
       2886 Carriage Manor Point
       Colorado Springs, CO 80906

                                                        Re: Fortitude Gold
Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 333-249533

       Dear Jason Reid:

              We have reviewed your October 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 22, 2022 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Properties Overview, page 17

   1. We have read the revisions proposed in your response to prior comment 2 to address the summary and individual
property disclosure requirements. However, the maps associated with your material
properties should utilize an easily recognizable coordinate system, such as a section, township
and range, latitude/longitude, or UTM coordinates accurate to within one mile in your
text, to comply with Item 1304(b)(1)(i) of Regulation S-K.

                                                        In addition, you should
provide a description of your infrastructure, to include sources of power and water,
disclose the total cost or book value of each material property, and include a brief history
of your properties if known, or a statement to clarify if these details are unknown, to comply
with Item 1304(b)(1)(ii), (b)(2)(iii), and (b)(2)(iv) of Regulation
 Jason Reid
Fortitude Gold Corporation
November 14, 2022
Page 2
         S-K. Please further revise as necessary to address the aforementioned guidance.
Exhibit 96.1 Isabella Pearl
18.2 Life-Of-Mine Operating Costs, page ES-18

2. We note your response to prior comment 7 appears as part of your response to prior comment 6, and that your responses to prior comments 8 and 9 are identified as responses
         7 and 8 in your letter. With regard to your answer to prior comment 7, regarding the excise tax calculation for 2022 in Table 18.2, and related Table 19-4 of Exhibit 96.1, please clarify how the 0.75% of total revenues in Table 19-4 corresponds to the gross revenues of $70,288,939, as the relationship appears to hold for 2023 and 2024.

         The excise tax calculation for Table 18-2 and 18-3 appears to use the excise tax amount in
         Table 19-4 to calculate the LOM Operating Cash Cost per Tonne Processed and LOM
         Operating Cash Cost per Ounce Sold. Please coordinate with the qualified person to further revise or clarify these calculations in the Technical Report Summary.
       You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. You may contact
Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on your mineral property information.

         Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameJason Reid                                  Sincerely,
Comapany NameFortitude Gold Corporation
                                                              Division of
Corporation Finance
November 14, 2022 Page 2                                      Office of Energy
& Transportation
FirstName LastName